Exhibit 99.1

PRESS RELEASE WWW.CONTINENTALENERGY.COM OTC-BB: CPPXF

Source: Continental Energy Corporation

CONTINENTAL ENERGY TERMINATES TUNGKAL ACQUISITION AGREEMENT

JAKARTA – April 9, 2009 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has terminated its agreement with Ernst & Young, acting in its capacity as receiver for insolvent Fuel-X International Ltd., for the acquisition of a 30% interest in the Tungkal PSC onshore Sumatra, Indonesia.

Under the terms of a settlement agreement approved by the Court of the Queen's Bench of Alberta, Canada; Continental has received a refund of $500,000 plus accumulated interest on a $1,500,000 deposit Continental made upon signature of the original acquisition agreement. Ernst & Young will keep $1,000,000 on behalf of the creditors of Fuel-X International Inc. as a break-up fee.

Continental CEO, Richard L. McAdoo, said of the termination: "Closing of this deal has been long delayed due to difficulties in satisfying certain contractual preconditions to closing, which were largely attributable to third party interests and were beyond our control. With these delays, the rigid structure of the Fuel-X insolvency process, and the world economic climate, we were unable to renegotiate our purchase agreement upon revised terms and conditions acceptable to us. Since the August 1, 2008 signature of the deal, oil prices have fallen dramatically and the oil production rate from the Tungkal Block has also fallen by 50%. The net result of these two factors means that we would not have been in a position to make the loan repayments to our bankers that closing this deal would require. We remain interested in acquiring an interest in the Tungkal property. Terminating the Fuel-X deal now clears the way for us to pursue other acquisition alternatives upon more favorable terms."

On behalf of the Company,
Richard L. McAdoo
Chairman & CEO

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Chip Langston at 214-800-5135, Suite 200 One Energy Square, 4925 Greenville Ave, Dallas, Texas, 75260